Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Second Quarter and Six-month period ended June 30, 2022

Glyfada, Greece, August 16, 2022, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the second quarter and six-month period ended June 30, 2022.

•	Revenue
o	181% increase to $19.1 million in Q2 2022 compared to Q2 2021
o	213% increase to $37.6 million in H1 2022 compared to H1 2021
•	Net income
o	$11 million net income in Q2 2022
o	$23.1 million net income in H1 2022
•	Cash from operating activities
o	$13.9 million cash generated from operating activities in Q2 2022
o	$24.2 million cash generated from operating activities in H1 2022
•	Adjusted EBITDA
o	$13.6 million in Q2 2022 compared to $3.1 million in Q2 2021
o	$27.4 million in H1 2022 compared to $4.4 million in H1 2021
•	Time Charter Equivalent
o	$22,837 per day in Q2 2022 compared to $11,781 per day in Q2 2021
o	$23,238 per day in H1 2022 compared to $10,859 per day in H1 2021
•	$2.5 million or 8% debt reduction YTD

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of four Supramax, one Panamax and four Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
Weighted Average Age: 10.6 Years as at June 30, 2022					626,257

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“We are pleased to sustain our strong performance for the second quarter and the first half of the year. We continue to prosper and take advantage of the excellent TC rates available during the first half year. Our revenue has increased 181% in Q2 2022 compared to Q2 2021. Our daily TCE was $22,837 per day in Q2 2022 compared to $11,781 per day in Q2 2021.

“Our Adjusted EBITDA for the second quarter and first half of 2022 was $13.6 million and $27.4 million respectively an increase of 339% and 523% respectively when compared to the same periods in 2021.

“As previously announced, in the second quarter, we completed three new building orders for the acquisition of fuel-efficient Motor Bulk Carriers with reputable shipyards both in Japan and China.

“On the Financing front, we have reached an agreement with our current lender to finance our newly acquired vessel M/V Orion Globe (for details please read the relative section) for $18 million and added the vessel in to the current encumbrance scheme with the rest of the group. By doing this our gain was twofold, we have been able to enhance our cash position by $18 million and also succeeded to reduce the applicable margin from 3.75% to 3.35% for the whole CIT loan facility.

“Although we have recently seen TC easing back a bit, nearly all the markets are well above trend. We continue to believe that the freight rates will remain healthy for the foreseeable future.”

Recent Developments

Contract for new building vessels

On April 29, 2022, the Company signed a contract for the construction and purchase of one fuel-efficient bulk carrier of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million.

On May 13, 2022, the Company signed two contracts for the construction and purchase of two fuel-efficient bulk carriers of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million for both vessels under construction.

Debt financing

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the “CIT loan facility” (as referred in the Company’s 2021 Annual Report) by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel M/V Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel M/V Orion Globe. Furthermore, the benchmark rate was amended from LIBOR to SOFR and the applicable margin from 3.75% to 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. For the first half of 2022 and 2021 the Company evaluated the carrying amount of its vessels and concluded that no impairment of its vessels should be recorded, or previously recognized impairment should be reversed.

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Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Earnings Highlights

	Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2022	2021	2022	2021
Revenue	19,142	6,829	37,583	11,996
Net income/(loss)	11,015	(23)	23,098	(789)
Net Cash generated from operating activities	13,859	1,646	24,186	2,082
Adjusted EBITDA (1)	13,581	3,055	27,402	4,361
Basic income/(loss) per share (2)	0.54	-	1.12	(0.09)

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the six-month period ended June 30, 2022, was 20,582,301 compared to 9,001,704 shares for the six-month period ended June 30, 2021. The weighted average number of shares for the three-month period ended June 30, 2022, was 20,582,301 compared to 10,774,058 shares for the three-month period ended June 30, 2021.

Second quarter of the year 2022 compared to the second quarter of the year 2021

Net income for the second quarter of the year 2022 amounted to $11 million or $0.54 basic income per share based on 20,582,301 weighted average number of shares compared to net loss of $23 thousand for the same period last year.

Revenue

During the three-month period ended June 30, 2022, and 2021, our Revenues reached $19.1 million and $6,8 million, respectively. The 181% increase in Revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the second quarter of 2022 compared to the same period in 2021. Daily Time Charter Equivalent rate (TCE) for the second quarter of 2022 was $22,837 per vessel per day against $11,781 per vessel per day during the same period in 2021 corresponding to an increase of 94%. Furthermore, the Company operated a fleet of 9 vessels during the 2nd quarter of 2022 compared to an average of 6.2 vessels for the same period in 2021.

First half of the year 2022 compared to the first half of the year 2021

Net income for the six-month period ended June 30, 2022, amounted to $23.1 million or $1.12 basic income per share based on 20,582,301 weighted average number of shares, compared to net loss of $0.8 million for the same period last year or $0.09 basic loss per share based on 9,001,704 weighted average number of shares.

Revenue

During the six-month period ended June 30, 2022, and 2021, our Revenues reached $37.6 million and $12 million, respectively. The 213% increase in Revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the six-month period ended June 30, 2022, compared to the same period in 2021. Daily Time Charter Equivalent rate (TCE) for the six-month period of 2022 was $23,238 per vessel per day against $10,859 per vessel per day during the same period in 2021, corresponding to an increase of 114%, which is attributed to the better conditions throughout the bulk market for the first half of 2022. Furthermore, the Company operated a fleet of 9 vessels during the 1st half of 2022 compared to an average of 6.1 vessels for the same period in 2021.

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Fleet Summary data

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Ownership days (1)	819	568	1,629	1,108
Available days (2)	819	561	1,629	1,078
Operating days (3)	809	530	1,607	1,042
Fleet utilization (4)	98.8%	94.5%	98.7%	96.7%
Average number of vessels (5)	9.0	6.2	9.0	6.1
Daily time charter equivalent (TCE) rate (6)	$22,837	$11,781	$23,238	$10,859
Daily operating expenses (7)	$5,051	$5,256	$5,213	$5,471

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	19,142	6,829	37,583	11,996
Voyage and Operating vessel expenses	(4,484)	(3,199)	(8,039)	(6,354)
General and administrative expenses	(1,066)	(684)	(2,141)	(1,404)
Depreciation and amortization	(2,524)	(1,404)	(4,879)	(2,607)
Other (expenses)/income, net	(11)	109	(1)	123
Interest expense and finance cost, net	(345)	(1,609)	(695)	(2,478)
Gain/(Loss) on derivative financial instruments, net	303	(65)	1,270	(65)
Net income/(loss) for the period	11,015	(23)	23,098	(789)

Basic net income/(loss) per share for the period (1)	0.54	-	1.12	(0.09)
Adjusted EBITDA (2)	13,581	3,055	27,402	4,361

(1)	The weighted average number of shares for the six-month period ended June 30, 2022, was 20,582,301 compared to 9,001,704 shares for the six-month period ended June 30, 2021. The weighted average number of shares for the three-month period ended June 30, 2022, was 20,582,301 compared to 10,828,454 shares for the three-month period ended June 30, 2021.
(2)	Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income/(loss) and net cash generated from operating activities for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Net income/(loss) for the period	11,015	(23)	23,098	(789)
Interest expense and finance cost, net	345	1,609	695	2,446
(Gain)/Loss on derivative financial instruments, net	(303)	65	(1,270)	65
Depreciation and amortization	2,524	1,404	4,879	2,607
Adjusted EBITDA	13,581	3,055	27,402	4,361
Share-based payments	-	10	-	20
Payment of deferred dry-docking costs	-	(1,494)	(890)	(2,225)
Net decrease/(increase) in operating assets	(720)	54	(3,282)	679
Net decrease/(increase) in operating liabilities	945	54	903	(719)
Provision for staff retirement indemnities	(3)	(11)	(5)	(10)
Foreign exchange gains/(losses) net, not attributed to cash & cash equivalents	56	(22)	58	(24)
Net cash generated from operating activities	13,859	1,646	24,186	2,082

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	13,859	1,646	24,186	2,082
Net cash used in investing activities	(21,380)	(24,399)	(21,395)	(28,725)
Net cash (used in) / generated from financing activities	(2,118)	46,137	(4,366)	82,376

	As at June 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2022	2021
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and other fixed assets, net	147,668	130,831
Cash and cash equivalents (including current restricted cash)	49,870	50,437
Other current and non-current assets	8,705	4,384
Total assets	206,243	185,652
Total equity	169,516	146,418
Total debt net of unamortized debt discount	28,873	31,303
Other current and non-current liabilities	7,854	7,931
Total equity and liabilities	206,243	185,652

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 626,257 Dwt and a weighted average age of 10.6 years as at June 30, 2022.

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Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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